QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.3

To: Managers
From: Jan Collinson, Senior Vice-President, Human Resources and Facilities
Subj: Employee Option Exchange Program
Date: April 19, 2005

Today Synopsys filed its definitive proxy statement for its 2005 Annual Meeting of Stockholders with the SEC and is mailing it to stockholders. The meeting will be held on Monday, May 23 at 10:00 a.m. As you may know, the Company is proposing that stockholders approve an option exchange program by which significantly out-of-the-money stock options would be eligible to be exchanged for a lesser number of new options granted at fair market value. In order to keep employees informed, we have posted a SynopsysWorld article announcing filing of the proxy statement that will be available on our website for five days and that contains links to both the proxy statement and an FAQ describing the proposed option exchange program.

As managers, you may receive questions from employees concerning the proposed program. Because there are strict SEC regulations on communication regarding proxy votes and tender offers, you should not provide any additional information regarding the program if asked. Please direct your employees to the Frequently Asked Questions (FAQ) document and the actual Proxy filing. These documents can be found at:

  •
  http://www.synopsys.com/corporate/invest/sec_filings.html

  •
  http://wwin.synopsys.com/headline_oep/faq.html

Your cooperation is greatly appreciated. If the Employee Stock Option Exchange Program is approved by our Stockholders and we launch the tender offer, employees will receive more detailed information and instructions on how to make the exchange if they so choose.

QuickLinks

  Exhibit 99.3